CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of The Bank of Nova Scotia
We consent to the inclusion in this annual report on Form 40-F of The Bank of Nova Scotia (the “Bank”) of:
(i)	our audit report dated December 6, 2007 on the Consolidated Balance Sheets of the Bank as at October 31, 2007 and 2006, and the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income and Cash Flows for the years then ended;
(ii)	our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated December 6, 2007; and
(iii)	our Report of Independent Registered Public Accounting Firm dated December 6, 2007 on the Bank’s internal control over financial reporting as of October 31, 2007 each of which is contained in this annual report on Form 40-F of the Bank for the fiscal year ended October 31, 2007.
/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
December 18, 2007